

March 15, 2011

Berke Bakay
Executive Chairman of the Board
Lone Oak Acquisition Corporation
4975 Preston Park Boulevard, Suite 775W
Plano, TX 75093

> **Re:** **Lone Oak Acquisition Corporation**
> **Amendment No. 1 to Form F-1**
> **Filed March 7, 2011**
> **File No. 333-172334**

Dear Mr. Bakay:

We have reviewed your amended registration statement and have the following additional comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. In connection with the proposed revisions you sent to us on March 14, 2011, please revise the heading and the body of your proposed risk factor entitled "A potential target business may require us…" to clearly and prominently explain the risk to purchasers that you cannot guarantee that shareholders electing to redeem their shares will be able to do so in the event that a target company requires you to retain more money in the trust account than you have available to redeem shares. It appears to us that the risk in that case is that shareholders may not be able to redeem their shares, but rather may have to wait for liquidation, which likely will take longer and be subject to more uncertainties than redemption. The text of the risk factor should explain why that is the case and also explain why shareholders who are not allowed to redeem will have to remain shareholders in the combined company, attempt to sell their shares, or wait for any proceeds that they might receive in liquidation.

   Also, throughout your document where you refer to the 84.7% threshold, please make clear that you cannot guarantee that shareholders who wish to redeem will be able to do so. Please cite to the risk factor as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563, Daniel Greenspan, Special Counsel, at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Mitchell S. Nussbaum, Esq. (Loeb & Loeb LLP)